Securities and Exchange Commission
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*

                   Tollycraft Yacht Corporation
                         (Name of Issuer)

                              Common
                    (Title of Class of Securities)

                           889553-10-3
                          (CUSIP Number)

                          Peter Hobbs
                    106650 Scripps Ranch Blvd., Suite 220
                       San Diego, CA 92131
                          (619) 271-1911
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        November 8, 1996
                   (Date of Event Which Requires
                     Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. _

Check the following box if a fee is being paid with this statement._ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889553-10-3

1    Name of reporting person                            Kramfors Limited
     S.S. or I.R.S. Identification Nos. of above person    None

2    Check the appropriate box if a member of a group*        (a)_____
                                                              (b)_____

3    SEC use only

4    Source of funds*                                         OO

5    Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                  _____

6    Citizenship or place of organization                     Hong Kong

  Number of
   Shares          7    Sole voting power                    36,210,792

  Beneficially
    Owned          8    Shared voting power

   By each
  Reporting        9    Sole dispositive power               18,105,396

   Person
    with          10    Shared dispositive power

11   Aggregate amount beneficially owned by each
     reporting person                                        36,210,792

12   Check box if the aggregate amount in row (11)
     excludes certain shares*                                 ______

13   Percent of class represented by amount in row (11)            72%

14   Type of reporting person*                                     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           INTRODUCTION

The information contained in this amendment is as of the date hereof, unless otherwise expressly provided herein and relates to filing of certain exhibits.


Item 7.   Materials to be filed as Exhibits.

          A. Voting Trust Agreement (2)
          B. Assignment of Voting Trust Agreement (1)
          C. One Year Performance Agreement
          D. Two Year Option Agreement
          E. Assignment of Option Agreement


(1) Filed previously in the Issuer's 10-QSB for the period ended 9-30-96 and incorporated herein by reference thereto.
(2) Filed previously in the Issuer's 8-K filed 10-28-96 and incorporated herein by reference thereto.


                             Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: 12/3/96



KRAMFORS LIMITED



By:__/s/_________________________
   Peter Hobbs, Director

                             EXHIBIT C

                      ONE YEAR PERFORMANCE AGREEMENT
                              WITH RESPECT TO
                       TOLLYCRAFT YACHT CORPORATION

     THIS AGREEMENT is made as of the date set forth hereinbelow, by Peter Hobbs ("Hobbs") and certain shareholders ("Shareholders") of TOLLYCRAFT YACHT CORPORATION, a Minnesota corporation (the "Company"), located at 2200 Clinton Avenue, Kelso, WA 48626.

     Said Shareholders have signed this agreement because they have determined that it is to their advantage and interest to have Hobbs and/or his nominee(s) ("Hobbs") perform financial and management services for them and the Company and in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. Services and Compensation.

     a. Hobbs shall have twelve (12) months to retire the Company debt to Vera Corporation and Commercial Factors in the amount of $3,754,792.00. in consideration for which Hobbs shall receive, after payment of One Hundred Dollars ($100), all rights and title to an aggregate of Eighteen Million, One Hundred Five Thousand Three Hundred Ninety Six (18,105,396) of the Company's Common Shares (the "Shares") presently held by the attached shareholder list and held in Voting Trust.

     b. As any portion of such debt is retired, Hobbs shall receive right and title to the same proportion of stock after the same proportion of the One Hundred Dollars ($100) is paid by Hobbs to the Shareholders.

     c. This Agreement does not include the shares from the estate of Edward Tulleners. Approval is being sought to have those 4,389,187 shares part of this Agreement from the probate judge in the probate court.

2. Method of Receipt.

     a. To the extent that the right to receive shares has accrued hereunder, Hobbs may from time to time, by written notice to the Shareholders stating the percentage and amount of debt retired, (in increments of One Hundred Thousand Dollars ($100,000) or more), and payment thereof to each shareholder their prorata proportion of the percentage of One Hundred Dollars ($100), request the appropriate number of shares earned.

     b. All the certificates for shares subject to this agreement shall be held by Hobbs or his authorized agent in a form which is exercisable pursuant to paragraph 2.a hereinabove. Each Shareholder agrees to deposit the certificate or certificates for his shares, together with a proper and sufficient instrument, duly executed, for the transfer thereof.

3. Voting Trust. So long as this agreement is in force the Subscribers hereunder agree to be subject to and to keep in effect the Voting Trust Agreement dated
August 29, 1996. Under such agreement Hobbs, as Voting Trustee, shall have all the rights of a shareholder.

4. Adjustments. If there are any changes in the capitalization of the Company affecting in any manner the number or kind of outstanding shares of Stock of the Company, and such changes have been occasioned by reorganization, combination of shares, declaration of stock dividends, stock splits, reclassifications or recapitalizations of such stock, the merger or consolidation of the Company with some other corporation (and provided the Option does not thereby terminate pursuant to Section 5 hereof or other similar transaction, then the number and kind of Shares then subject to the Option and the price to be paid therefor shall be appropriately adjusted by the Committee, provided, however, that in no event shall any such adjustment result in the Company being required to sell or issue a fractional share of stock.

5. Cessation of Corporate Existence. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all the assets of the Company or of more than eighty percent(80%) of the then outstanding stock of the Company to another corporation or entity, the Option granted hereunder shall terminate on the day before the consummation of such transaction.

6. Transferability.

     a.This agreement is fully or partially assignable or transferable by Hobbs.

     b. The Shares underlying this agreement are not transferrable by the Shareholder except to Hobbs or nominee.

7. No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to exclusion, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

8. No Shareholder Rights. Hobbs shall have no rights as a stockholder with respect to any shares subject hereto until he has become the holder of record of such shares and no adjustment (except such adjustments as may be effected pursuant to the provisions of Section 4. hereof) shall be made for dividends or distributions of rights in respect of such shares for which the record date is prior to the date on which Hobbs becomes the holder of record.

9. Representations by Hobbs. As a condition to the receipt of any Shares hereunder, Hobbs represents, warrants and agrees that he will not make any sale, transfer or other disposition of said Stock except in compliance with the applicable state and federal securities laws and regulations.

10.. Law. California shall apply to this agreement with the venue in San Diego County.

11. Other Shareholders. Any shareholder not a party to this agreement may become so subsequent to the effective date herein. Thereafter, on next receipt of Shares by Hobbs, such shareholder's Shares will be tendered first until such Shareholder has fully tendered his Shares in prorata proportion to all other shareholders according to their respective percentage of the aggregate number of shares.

11. Each shareholder signing the SHAREHOLDERS LIST attached hereto and made a part hereof hereby executes this Agreement and authorizes, directs, and makes, constitutes and appoints Hobbs, as his true and lawful attorney-in-fact with all the powers and authorities to execute any agreements, or any other instruments or documents or amendments thereto, or to do and to cause to be done any and all other acts and things as Hobbs may in his discretion deem necessary or appropriate to carry out the purposes of this Agreement.


Date: 10-14-96, San Diego, California

/s/_______________________________________________
Peter Hobbs

                             SHAREHOLDERS LIST

Shareholder
Name                Signature           Date      No. Shares

Tom Eden                                          3,291,890
Aja Lesh                                          3,726,639
Roy Getty                                         2,894,142
Tony Tulleners                                    4,608,646
Dale Buteyn                                       4,285,645
David Tubbs                                       3,726,639
James O'Keefe                                     2,484,411
E.M. Morgan                                       1,552,804
Ty Eden                                           2,186,299
Peter Rapid Corp.                                 1,863,514
Playco, Inc.                                      1,863,514
Tracy Eden                                        3,726,639

Total                                            36,210,782

                             EXHIBIT D

                      TWO YEAR OPTION AGREEMENT FOR
                             COMMON STOCK OF
                       TOLLYCRAFT YACHT CORPORATION

     THIS STOCK OPTION made as of the date set forth above, by certain shareholders of TOLLYCRAFT YACHT CORPORATION, a Minnesota corporation (the "Company"), located at 2200 Clinton Avenue, Kelso, WA 48626 to PETER HOBBS ("Optionee") or his nominee.

     Said Shareholders of the Company have signed this agreement because they have determined that it is to their advantage and interest to grant the option provided for herein to the Optionee for the services rendered to them and the Company and in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.   (a)   Grant of Option. The Shareholders grant to the Optionee
the right and option (the "Option") to purchase on the terms and conditions hereinafter set forth all or any part of an aggregate of Fourteen Million Four Hundred Eighty-Four Thousand Three Hundred Thirteen (14,484,313) ("Stock") at the purchase price of $.30 per share.

     (b) This Agreement does not include the shares from the estate of Edward Tulleners. Approval is being sought to have those 4,389,187 shares part of this Agreement from the judge in probate court.

2. Exercise Period.

     a. This option is contingent upon the full receipt by Hobbs of all shares subject to the One Year Performance Agreement with respect to Tollycraft Yacht Corporation as of the date of it's effectiveness.

     b. This option shall be exercisable in whole or in part as to any and all shares until September 1, 1998, provided that all Vera/Commercial Factors debt has been paid.

3. Method of Exercise.

     a. To the extent that the right to purchase shares has accrued hereunder, the Option may be exercised from time to time by written notice to the Shareholders stating the number of Shares with respect to which the Option is being exercised and payment thereof to each shareholder their prorata proportion.

     b. All the certificates for shares subject to this option shall be held by Optionee or his authorized agent in a form which is exercisable pursuant to paragraph 2.a. hereinabove. Each
Subscriber agrees to deposit the certificate or certificates for his shares, together with a proper and sufficient instrument, duly executed, for the transfer thereof.

     c. The Optionee may exercise the Option for less than the total number of Shares for which the Option is exercisable.

4. Voting Trust. So long as this agreement is in force the Subscribers hereunder agree to be subject to and to keep in effect the Voting Trust Agreement dated August 29, 1996. Under such agreement Hobbs, as Voting Trustee, shall have all the rights of a shareholder.

5. Adjustments. If there are any changes in the capitalization of the Company affecting in any manner the number or kind of outstanding shares of Stock of the Company, and such changes have been occasioned by reorganization, combination of shares, declaration of stock dividends, stock splits, reclassifications or recapitalizations of such stock, the merger or consolidation of the Company with some other corporation (and provided the Option does not thereby terminate pursuant to Section 5 hereof or other similar transaction, then the number and kind of Shares then subject to the Option and the price to be paid therefor shall be appropriately adjusted by the Committee, provided, however, that in no event shall any such adjustment result in the Company being required to sell or issue a fractional share of stock.

6. Cessation of Corporate Existence. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all the assets of the Company or of more than eighty percent (80%) of the then outstanding stock of the Company to another corporation or entity, the Option granted hereunder shall terminate on the day before the consummation of such transaction.

7. Transferability.

     a. This agreement is fully or partially assignable or transferable by Hobbs.

     b. The Shares underlying this agreement are not transferrable by the Shareholders except pursuant to the terms of this agreement to Optionee.

8. No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to exclusion, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

9. No Shareholder Rights. The Optionee or other person entitled to exercise the Option shall have no rights as a stockholder with respect to any shares subject hereto until the Optionee or such person has become the holder of record of such shares and no adjustment (except such adjustments as may be effected pursuant to the provisions of Section 4. hereof) shall be made for dividends or distributions of rights in respect of such shares for which the record date is prior to the date on which the Optionee or such person becomes the holder of record.
10. Representations by Optionee. As a condition to the exercise of any of this Option, the Optionee represents, warrants and agrees that he will not make any sale, transfer or other disposition of said Stock except in compliance with the applicable state and federal securities laws and regulations.

11. Law. California shall apply to this agreement with the venue in San Diego County.

11. Each shareholder hereby authorizes, directs, and makes, constitutes and appoints Optionee, as his true and lawful attorney-in-fact with all the powers and authorities to execute any agreements, or any other instruments or documents or amendments thereto, or to do and to cause to be done any and all other acts and things as such Optionee may in his discretion deem necessary or appropriate to carry out the purposes of this agreement.


Date: 10-14-96, San Diego, California


/s/_______________________________________________
Peter Hobbs, Optionee



                             SHAREHOLDERS LIST

Shareholder
Name                Signature           Date      No. Shares

Tom Eden                                          3,291,890
Aja Lesh                                          3,726,639
Roy Getty                                         2,894,142
Tony Tulleners                                    4,608,646
Dale Buteyn                                       4,285,645
David Tubbs                                       3,726,639
James O'Keefe                                     2,484,411
E.M. Morgan                                       1,552,804
Ty Eden                                           2,186,299
Peter Rapid Corp.                                 1,863,514
Playco, Inc.                                      1,863,514
Tracy Eden                                        3,726,639

Total                                            36,210,782

                           EXHIBIT E

                     ASSIGNMENT OF TOLLYCRAFT YACHT

                         VOTING TRUST AGREEMENT
                                BETWEEN
                             PETER D. HOBBS
                                  AND
                         TOLLYCRAFT SHAREHOLDERS

     This Assignment, entered into this day, the 8th of November, 1996, by and between Peter D. Hobbs ("Assignor"), whose address is 10650 Scripps Ranch Boulevard, Suite 220, San Diego, CA 92131, and Kramfors Limited ("Assignee"), whose address is 2 Ice House Street, Suite 202, Central Hong Kong.

FOR AND IN CONSIDERATION OF the mutual promises and benefits to be derived by the parties, they do hereby agree to the following:

1. Assignor entered into a contract dated October 14, 1996 with Thomas L. Eden, E.M. Morgan, Ty Eden, Tracy Eden, Aja Lesh, Peter Rapid Corp., Playco Inc., Roy G. Getty, Tonny Tulleners, Dale Buteyn, Jr., David Tubbs, and James O'Keefe, a copy of which is attached to this and incorporated.

2. Assignor hereby assigns the One-Year Performance Agreement with Respect to Tollycraft, the Two-Year Option Agreement for Common
Stock of Tollycraft, and all rights, interests, burdens, and benefits described in the contract to Assignee.

3. Assignor warrants that the contract is still in full effect and has not been modified except as indicated n writing.
Assignor agrees to indemnify and hold harmless the Assignee from all claims resulting from Assignor's failure to perform under the contract prior to the date of the assignment.

4. Assignee agrees to perform all the duties and obligations called for under the contract. Assignee agrees to indemnify and hold the Assignor harmless from all claims which may result from Assignee's failure to perform under this contract.

5. This contract binds the parties and all successors.

     The parties have signed this Agreement on the date first above written.



Victoria Tribble, Witness     Peter D. Hobbs